UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Lucas Capetian from CEO and the Board

On June 17, 2022, Lucas Capetian resigned from the board of directors (“Board”) and from his position as the chief executive officer (the “CEO”) of Color Star Technology Co., Ltd. (the “Company”) for personal reasons, effective June 17, 2022. Mr. Capetian’s resignation did not result from any disagreement with the Company.

Appointment of Biao Lu and Jehan Zeb Khan as the Co-Acting CEOs

On June 17, 2022, Biao Lu, the current Chief Artistic Officer of the Company, and Jehan Zeb Khan, the current director of the Company, were appointed as the Co-Acting CEOs to fill in the vacancy created by Mr. Capetian’s resignation effective from June 17, 2022 until a new CEO is elected. Biao Lu was also elected as the Director of the board with effect from June 17, 2022 until the Company’s next annual meeting of shareholders and until his earlier death, resignation or removal.

There are no family relationships between Biao Lu and any other employees or members of the Board of the Company.

There are no family relationships between Jehan Zeb Khan and any other employees or members of the Board of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 21, 2022

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Lili Jiang
Name:	Lili Jiang
Title:	Chief Financial Officer

2